UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Report on Form 6-K dated April 23, 2025

(Commission File No. 1-13202)

Nokia Corporation

Karakaari 7

FI-02610 Espoo

Finland

(Translation of the registrant’s name into English and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F:	☒	Form 40-F:	☐

Enclosures:

•	Nokia cancels repurchased shares

Stock exchange release	1 (1)
23 April 2025

Nokia Corporation

Stock Exchange Release

23 April 2025 at 16:00 EEST

Nokia cancels repurchased shares

Nokia Corporation has today cancelled 150 000 000 Nokia shares held by the company in line with the decision by the Board of Directors. The shares were repurchased during the period between 25 November 2024 and 2 April 2025 under the share buyback program announced in November 2024.

The cancellation of the treasury shares was registered with the Finnish Trade Register on 23 April 2025.

The cancellation of the shares does not affect the company’s share capital nor total equity.

After the cancellation, the total number of shares and votes in Nokia Corporation is 5 455 850 345. After the cancellation, Nokia Corporation holds 66 184 658 treasury shares.

About Nokia

At Nokia, we create technology that helps the world act together.

As a B2B technology innovation leader, we are pioneering networks that sense, think and act by leveraging our work across mobile, fixed and cloud networks. In addition, we create value with intellectual property and long-term research, led by the award-winning Nokia Bell Labs, which is celebrating 100 years of innovation.

With truly open architectures that seamlessly integrate into any ecosystem, our high-performance networks create new opportunities for monetization and scale. Service providers, enterprises and partners worldwide trust Nokia to deliver secure, reliable and sustainable networks today – and work with us to create the digital services and applications of the future.

Inquiries:

Nokia

Communications

Phone: +358 10 448 4900

Email: press.services@nokia.com

Maria Vaismaa, Global Head of External Communications

Nokia

Investor Relations

Phone: +358 931 580 507

Email: investor.relations@nokia.com

www.nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 23, 2025	Nokia Corporation

	By:	/s/ Johanna Mandelin
	Name:	Johanna Mandelin
	Title:	Vice President, Corporate Legal